UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(address of principal executive offices)

Indicate by check mark whether the registrant files, or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Annual General Meeting Results

On May 22, 2026, Wallbox N.V. (the “Company” or “Wallbox”) held its annual general meeting of shareholders (the “AGM”). At the AGM, a total of 12,030,551 of the Company’s Class A ordinary shares (“Class A Shares”) and Class B ordinary shares (“Class B Shares”) were represented by proxy, representing approximately 74.42% in voting power of the Company’s ordinary shares as of the April 24, 2026 record date. Each Class A Share is entitled to one vote, and each Class B Share is entitled to 10 votes. The Class A Shares and the Class B Shares voted together as a class on each of the voting items presented at the AGM.

The following are the voting results for the voting items considered and voted upon at the AGM, each as described in the convocation notice and explanatory notes thereto made available to shareholders on April 23, 2026.

Voting Item 3: Adoption of the Annual Accounts for the Financial Year 2025

For	Against	Abstain
13,329,169	3,210	1,893,523

Voting Item 5: Discharge from Liability of the Directors for the Performance of Their Duties During the Financial Year 2025

For	Against	Abstain
15,208,869	11,055	5,978

Voting Item 6(a): Reappointment of Enric Asunción Escorsa as Executive Director

For	Against	Abstain
15,206,339	14,135	5,428

Voting Item 6(b): Reappointment of Francisco J. Riberas Mera as Non-executive Director

For	Against	Abstain
15,206,404	14,270	5,228

Voting Item 6(c): Reappointment of Jordi Lainz Gavalda as Non-executive Director

For	Against	Abstain
15,184,434	36,448	5,020

Voting Item 6(d): Reppointment of Juan González del Castillo Burgos as Non-executive Director

For	Against	Abstain
15,206,567	14,111	5,224

Voting Item 6(e): Appointment of Pedro Alonso Agüera as Non-executive Director

For	Against	Abstain
15,207,678	13,000	5,224

Voting Item 6(f): Appointment of Marc Sabé Richer as Non-executive Director

For	Against	Abstain
15,199,184	21,492	5,226

Voting Item 7: Authorization of the Board to Acquire Shares in its Own Capital

For	Against	Abstain
13,304,961	1,914,535	6,406

Voting Item 8: Reappointment of EY Accountants as external auditor for the financial year 2026

For	Against	Abstain
15,218,344	2,558	5,000

Voting Item 10: Combined proposal to approve the granting of pledges over the shares in Wall Box Chargers, S.L.U., Wallbox USA Inc. and ABL GmbH and the granting of warrants or equivalent convertible instruments in Wall Box Chargers, S.L.U., in each case in connection with the Restructuring, to the extent required under applicable law

For	Against	Abstain
15,210,541	3,616	11,745

Based on the foregoing votes, the shareholders approved each of such voting items.

Incorporation by Reference

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Enric Asunción Escorsa
Name:	Enric Asunción Escorsa
Title:	Chief Executive Officer

Date: May 26, 2026